BROOKFIELD ACQUIRES EDISON PLACE,
701 9th STREET, N.W., IN WASHINGTON, D.C.

Second Building in New D.C. Portfolio

NEW YORK, March 24, 2004 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced the completion of the purchase of Edison Place, 701 9th Street, N.W., in Washington, D.C. from Wachovia Development Corporation for $167.1 million, including the assumption of $151.6 million of long-term mortgage debt. The transaction marks Brookfield’s second acquisition of a major Class A office building in Washington, D.C. in the last three months, following the purchase of 1625 Eye Street, N.W., in December 2003.

“This transaction exemplifies our investment strategy of acquiring high-quality properties in stable, high-growth markets,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “Washington, D.C. is the strongest office market in North America, and we are pleased to be expanding our presence in the U.S. capitol with the addition of another premier property to Brookfield’s portfolio.”

Located one block from the MCI Center and directly across the street from the National Portrait Gallery and Gallery Place Metro Station, Edison Place measures 547,000 square feet, including 364,000 rentable square feet of office, retail and storage space, and a 183,000 square foot, four-level underground parking garage containing 418 spaces. The 10-story office building was developed by Potomac Electric Power Company (PEPCO) and completed in 2001.

PHI Service Company, a subsidiary of PEPCO Holdings, Inc., has master-leased the building for 25 years. PEPCO occupies 354,000 square feet of space in the building as its corporate headquarters. PEPCO is one of the largest energy-delivery companies in the Mid-Atlantic region, providing regulated and non-regulated electricity and natural gas services and products to customers in the Mid-Atlantic region. Zaytinya restaurant and Starbucks Coffee occupy the balance of the building.

Brookfield’s portfolio along the Northeast corridor includes 15 million square feet in New York, 11 million square feet in Toronto and 2 million square feet in Boston.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 48 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417 – 7215, or via email at: mcoley@brookfieldproperties.com.

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.